Exhibit 99.1

FreeSeas Announces Receipt of NASDAQ Minimum Market Value

of Publicly Held Shares Non-Compliance Letter

Athens, Greece, January 6, 2012 — FreeSeas Inc. (NasdaqGM: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, today announced it has received a deficiency letter from NASDAQ stating that, because the Company has not maintained a minimum Market Value of Publicly Held Shares (the “MVPHS”) of $5,000,000 for the last 30 consecutive business days, the Company is no longer in compliance with NASDAQ Listing Rule Section 5450(b)(1)(C).

In order to regain compliance, FreeSeas has until July 2, 2012 for the Company’s MVPHS to meet or exceed $5,000,000 for a minimum of 10 consecutive business days. If FreeSeas has not regained compliance by the expiration of the initial 180 calendar days, NASDAQ will then provide written notification to the Company that its common stock is subject to delisting. If at any time during this 180-day period the Company’s MVPHS meets or exceeds $5,000,000 for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and matter will be closed.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas’ common stock trades on the NASDAQ Global Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc.	Page 2
January 6, 2012

Contact Information:

At the Company	Investor Relations
FreeSeas Inc.	The Equity Group
Alexandros Mylonas, Chief Financial Officer	Adam Prior, Vice President
011-30-210-45-28-770	212-836-9606
Fax: 011-30-210-429-10-10	aprior@equityny.com
info@freeseas.gr	www.theequitygroup.com
www.freeseas.gr	Terry Downs, Account Executive
212-836-9615
tdowns@equityny.com